Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-199285 of our report dated June 20, 2014 relating to the consolidated income statement, statements of comprehensive income/(loss), cash flows, and changes in equity of Fiat S.p.A. and subsidiaries for the year ended December 31, 2011, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of IAS 19 (revised 2011) – Employee Benefits and the adoption of IFRS 11 – Joint Arrangements) appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche S.p.A.

Turin, Italy

November 25, 2014